Exhibit 1.1

SEVENTH AMENDMENT TO CREDIT AGREEMENT

THIS SEVENTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) dated as of May 23, 2022, is by and between BANK OF AMERICA, N.A. (the “Bank” or the “Lender”), and BOWMAN CONSULTING GROUP LTD., a Delaware corporation (the “Borrower”).

The Borrower and the Bank are parties to a Credit Agreement dated as of August 24, 2017 (as amended from time to time, the “Credit Agreement”), and they now desire to (i) increase the maximum principal amount of the revolving line of credit, as more fully described herein, and (ii) amend certain provisions of the Credit Agreement as provided herein.

Accordingly, for and in consideration of the premises and the mutual covenants contained herein, the receipt and sufficiency of which consideration are hereby mutually acknowledged, the Borrower and the Bank hereby agree as follows:

1.    Capitalized Terms; Effective Date. Capitalized terms used in this Amendment which are not otherwise defined herein shall have the meanings assigned thereto in the Credit Agreement, as amended by this Amendment (the Credit Agreement, as amended by this Amendment, being hereinafter referred to as the “Credit Agreement” and the Credit Agreement together with all other documents now or hereafter delivered by Borrower or any Person in connection with the Credit Agreement being called the “Loan Documents”). Except as expressly provided to the contrary herein, all amendments to the Credit Agreement set forth herein shall be effective as of the date of this Amendment.

2.    Definitions.

(a)    The following defined terms in Section 1 of the Credit Agreement are hereby amended and restated in their entirety as follows:

“Credit Limit” means the amount of Twenty-Five Million Dollars ($25,000,000).

“Daily Simple SOFR” with respect to any applicable determination date means the SOFR published on such date on the Federal Reserve Bank of New York’s website (or any successor source).

“Permitted Acquisitions” means any Acquisition consisting of a single transaction or a series of related transactions by the Borrower so long as (i) no event of default under this Agreement has occurred and is continuing or would exist after giving effect to such Acquisition, (ii) immediately prior to and after giving effect to such Acquisition, the Borrower shall be in compliance with financial covenants set forth in this Agreement on a pro-forma basis, (iii) the Total Consideration for any single Acquisition does not exceed $7,500,000 and the Total Consideration in any twelve month period, calculated from and after May 15, 2022, does not exceed $40,000,000; and (iv) at the time and after giving effect to each such Acquisition, the sum of the Borrower’s unencumbered cash and availability under Facility No. 1 shall not be less than $10,000,000. For purposes hereof, “Total Consideration” shall be calculated as the total of cash paid at closing and seller notes entered into at closing and shall exclude the value of any equity of the Borrower which has been issued as part of the purchase price in connection with any Acquisition.

“SOFR” means the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York (or a successor administrator).

(b)    The defined term “LIBOR Daily Floating Rate” is hereby removed from Section 1 of the Credit Agreement.

3.    Amendments to Credit Agreement. The Borrower and the Bank agree that the following provisions of the Credit Agreement are amended as follows:

3.1.    Availability Period. The first paragraph of Section 2.2 of the Credit Agreement is amended and restated in its entirety to read as follows:

The Revolving Line of Credit is available between the date of this Agreement and July 31, 2024 or such earlier date as the availability may terminate as provided in this Agreement (the “Facility No. 1 Expiration Date”).

3.2.    Facility No. 1 Interest Rate. Section 2.5(a) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

2.5(a)    The interest rate is a rate per year equal to the Daily Simple SOFR plus the Applicable Rate set forth on Section 2.6 below.

3.3.    Facility No. 1 Applicable Rate. Section 2.6 of the Credit Agreement is amended and restated in its entirety to read as follows:

2.6    Applicable Rate. The Applicable Rate shall be the following amounts per annum, based upon the ratio of Funded Debt to EBITDA (the “Financial Test”), as set forth in the most recent compliance certificate (or, if no compliance certificate is required, the Borrower’s most recent financial statements) received by the Bank as required in the Covenants section; provided, however, from the date hereof until the date on which Bank has received the first compliance certificate or financial statement from the Borrower, the Applicable Rate shall be equal to the Daily Simple SOFR plus two percent (2.00%).

Applicable Rate (in percentage points per annum)
Pricing Level	Funded Debt to EBITDA	Daily Simple SOFR +
1	Greater than or equal to 3.0 to 1.0	2.60%
2	Greater than or equal to 2.5 to 1.0 but less than 3.0 to 1.0	2.30%
3	Less than 2.5 to 1.0	2.00%

The Applicable Rate shall be in effect from the date the most recent compliance certificate or financial statement is received by the Bank until the date the next compliance certificate or financial statement is received; provided, however, that if the Borrower fails to timely deliver the next compliance certificate or financial statement, the Applicable Rate from the date such compliance certificate or financial statement was due until the date such compliance certificate or financial statement is received by the Bank shall be the highest pricing level set forth above.

If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Bank determines that (i) the Financial Test as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Financial Test would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Bank an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. The

Bank’s acceptance of payment of such amounts will not constitute a waiver of any default under this Agreement. The Borrower’s obligations under this paragraph shall survive the termination of this Agreement and the repayment of all other obligations.

3.4.    Facility No. 2 Interest Rate. Section 3.4(a) of the Credit Agreement is amended and restated in its entirety to read as follows:

3.4(a)    The interest rate is a rate per year equal to the Daily Simple SOFR plus the Applicable Rate set forth on Section 2.6 above.

3.5.    Facility No. 4 Interest Rate. Section 3.9(a) of the Credit Agreement is amended and restated in its entirety to read as follows:

3.9(a)    The interest rate is a rate per year equal to the Daily Simple SOFR plus the Applicable Rate set forth on Section 2.6 above.

3.6.    Facility No. 4 Applicable Rate. Section 3.10 of the Credit Agreement is amended and restated in its entirety to read as follows:

2.6    [Reserved].

4.    Representations and Warranties. The Borrower hereby represents and warrants to the Bank that:

4.1.    The Borrower is in compliance with all of the terms, covenants and conditions of the Credit Agreement, and all of the terms, covenants and conditions of each of the other Loan Documents to which it is a party.

4.2.    There exists no Event of Default and no event has occurred, or condition exists which, with the giving of notice or lapse of time, or both, would constitute an Event of Default.

4.3.    After giving effect to this Amendment, the representations and warranties contained in the Credit Agreement are, except to the extent that they relate solely to an earlier date, true with the same effect as though such representations and warranties had been made on the date hereof.

4.4.    The Borrower has full corporate power and authority to execute and deliver this Amendment, to perform its obligations under the Credit Agreement and to incur the obligations provided for herein and therein, all of which have been duly authorized by all proper and necessary corporate action. No consent or approval of the stockholders of the Borrower which has not been obtained and no consent or approval of, notice to or filing with, any public authority which has not been obtained or made is required as a condition to the validity of this Amendment.

4.5.    This Amendment and the Credit Agreement constitutes the valid and legally binding obligations of the Borrower, enforceable in accordance with their respective terms, except as the enforceability hereof or thereof may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

4.6.    There is no existing mortgage, lease, indenture, contract or other agreement binding on the Borrower or affecting its property, that would conflict with or in any way prevent the execution or delivery of this Amendment or the carrying out of the terms of the Credit Agreement.

4.7.    The Borrower is not (1) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986 (the “Code”); (3) an entity deemed to hold “plan assets” of any such plans or accounts for purposes of ERISA or the Code; or (4) a “governmental plan” within the meaning of ERISA.

5.    Conditions. The effectiveness of this Amendment is subject to the following conditions precedent:

5.1.    Amendment. The Borrower and the Bank shall have executed and delivered one or more counterparts of this Amendment.

5.2.    Payment of Fees. The Borrower shall pay to the Bank the fees and expenses set forth in paragraph 9 of this Amendment.

5.3.    Other Conditions. The Bank shall have received any and all other certificates, statements, opinions and other documents required by the terms of this Amendment or otherwise requested by the Bank.

6.    No Other Amendments; Reaffirmation; No Novation; No Waiver; Reservation of Rights and Release. Except as expressly amended hereby, the terms of the Credit Agreement shall remain in full force and effect in all respects, and the Borrower hereby reaffirms its obligations under the Credit Agreement and under each of the other Loan Documents to which it is a party. The Borrower acknowledges and agrees that (a) the execution and delivery of this Agreement and consummation of the transactions contemplated hereby do not reduce, discharge, release, impair or otherwise limit any of the Borrower’s obligations under the Credit Agreement or any of the other Loan Documents to which it is a party, (b) the Borrower does not have any offset, counterclaim or defense of any kind to its obligations, covenants or agreements under the Credit Agreement or any of the other Loan Documents to which it is a party, (c) nothing contained in this Agreement shall be deemed to constitute a waiver or release by the Bank of any default or Event of Default that may now or hereafter exist under the Credit Agreement or any of the other Loan Documents, or of the Bank’s right to exercise any and all of its rights and remedies thereunder, all of which rights and remedies are hereby reserved by the Bank, and (d) nothing contained in this Agreement shall be construed to constitute a novation with respect to the indebtedness described in the Credit Agreement and the other Loan Documents. The Borrower, for itself and for its successors and assigns, hereby releases and forever discharges the Bank and the Bank’s, respective predecessors, successors, assigns, officers, managers, directors, employees, agents, attorneys, representatives and affiliates (collectively, the “Bank Group”), from any and all presently existing claims, demands, damages, liabilities, actions and/or causes of action of any nature whatsoever, including, without limitation, all claims, demands and causes of action for contribution and indemnity, whether arising at law or in equity, whether known or unknown, whether liability be direct or indirect, liquidated or unliquidated, whether absolute or contingent, foreseen or unforeseen, and whether or not heretofore asserted, which the Borrower may have or claim to have against any of the Bank Group arising out of facts or events in any way related to the Credit Agreement, any of the other Loan Documents, or the transactions contemplated thereby or hereby that exist on the date hereof or arise from facts or actions occurring prior hereto or on the date hereof.

7.    Security for Obligations. The Borrower hereby acknowledges and agrees that all indebtedness and other obligations of the Borrower under the Credit Agreement are secured by the collateral described in the Loan Documents.

8.    References. All references in the Credit Agreement to “this Agreement,” “herein,” “hereunder” or other words of similar import, and all references to the “Credit Agreement” or similar words in the other Loan Documents, or any other document or instrument that refers to the Credit Agreement, shall be deemed to be references to the Credit Agreement as amended by this Amendment.

9.    Fees and Expenses. In consideration of Bank’s agreement to amend the terms of the Credit Agreement, the Borrower agrees to pay the Bank a nonrefundable renewable fee in the amount of $14,000 with respect to Facility No. 1. In addition, the Borrower hereby agrees that it will pay all reasonable out-of-pocket expenses incurred by the Bank in connection with the preparation of this Amendment and the consummation of the transactions described herein, including, without limitation, the reasonable attorneys’ fees and expenses of the Bank.

10.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without reference to conflicts of law principles.

11.    Counterparts; Electronic Delivery. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument. Delivery by any party to this Amendment of its signatures hereon through facsimile or other electronic image file (including .pdf) (i) may be relied upon as if this Amendment were physically delivered with an original hand-written signature of such party, and (ii) shall be binding on such party for all purposes.

12.    Successors. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

13.    FINAL AGREEMENT. BY SIGNING THIS AMENDMENT, EACH PARTY REPRESENTS AND AGREES THAT: (A) THIS AMENDMENT REPRESENTS THE FINAL AGREEMENT BETWEEN OR AMONG THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, (B) THIS AMENDMENT SUPERSEDES ANY COMMITMENT LETTER, TERM SHEET OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS RELATING TO THE SUBJECT MATTER HEREOF, UNLESS SUCH COMMITMENT LETTER, TERM SHEET OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS EXPRESSLY PROVIDES TO THE CONTRARY, (C) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES, AND (D) THIS AMENDMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF THE PARTIES.

[Signatures begin on following page]

IN WITNESS WHEREOF, the Borrower and the Bank have caused this Amendment to be duly executed under seal, all as of the day and year first above written.

BOWMAN CONSULTING GROUP LTD.,
a Delaware corporation

By:	/s/ Gary Bowman	(Seal)
Gary Bowman
President

By:	/s/ Michael Bruen	(Seal)
Michael Bruen
Vice-President and Assistant Secretary

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BANK OF AMERICA, N.A.,
a national banking association

By:	/s/ Chu H. Yi	(Seal)
Name:	Chu H. Yi
Title:	Senior Vice President